September 17, 2009

Mail Stop 3010

Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, L.P.
225 West Washington Street
Indianapolis, IN 46204

      RE: **Simon Property Group, L.P.**
              Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
              Filed March 2, 2009 and May 8, 2009
              File No. 333-11491

Dear Mr. Sterrett:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  Daniel L. Gordon
                                  Branch Chief